Exhibit 4.16

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Memorandum of Understanding

That was signed in Tel Aviv on the 18th of February 2020

By and between:	Cellcom Israel Ltd. (hereinafter: the “Purchaser” or “Cellcom”)

10 Hagavish St. Netanya	of the first part,

And:	1.	Electra Consumer Products (1970) Ltd. (hereinafter: “Electra”) 1 Hasapir St. Rishon Lezion

2.	Gil Sharon (ID no. 058381351) (hereinafter- “Gil Sharon”, and jointly with Electra – the “Sellers”)

37 Drezner St. Tel Aviv	of the second part,

And:	Golan Telecom Ltd. (hereinafter: “Golan Telecom” or the “Company”)

98 Yigal Alon St. Tel Aviv	of the third part,

Whereas
the Purchaser is interested in purchasing and the Sellers are interested in selling all of the issued share capital of the Company and all of the rights by virtue of the options that were granted to the Company’s employees (which shall be fully vested at the closing of the transaction) and the shareholders loans that were provided to the Company;

And whereas	the parties wish to put in writing the principles and terms by which and subject to their fulfillment, the transaction will be performed (as defined hereafter);

It was declared and agreed as follows:

1.	The Transaction
1.1.
The purchase by Cellcom of all the issued share capital of Golan Telecom (100%) (fully diluted) and all the rights by virtue of the options granted to the Company’s employees and the Sellers’ rights to the repayment of the balance of the shareholders’ loan that they provided to the Company (the “Transaction”) for the sum of 590 (five hundred and ninety) million NIS with the additional following sums: (a) the free cash flow (as set forth hereafter); (b) the Company’s cash and cash equivalents at the closing date of the transaction (as set forth hereafter); and (c) repayment of investments (as set forth hereafter) after deducting all the costs that will be incurred as a result of providing the shareholders’ loans to the Company as set forth in section 5.5 hereafter (which if existing, will be deducted only from the Guaranteed Payment as defined hereafter) (all together, hereinafter- the “Consideration”).

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THE BINDING VERSION IS THE HEBREW VERSION

The Consideration will be paid to the Sellers and to the Trustee according to section 102 of the Income Tax Ordinance [New Version] who was appointed in connection with the remuneration plan for the Company’s employees (“Trustee 102”) for Gil Sharon and for the other Company employees who are option holders (as set forth in section 1.1.5 hereafter) as follows:

1.1.1.	The sum of 590 (five hundred and ninety) million NIS.
1.1.1.1.	413 (four hundred and thirteen) million NIS in cash, to be paid at the closing date of the transaction;
1.1.1.2.
177 (one hundred seventy seven) million NIS from Electra’s share in the consideration, and it will bear fixed annual Shekel interest at the rate of 3% (the payment including the interest: the “Guaranteed Payment”) – to be paid in cash up to 3 (three) years after the closing date of the transaction.

1.1.1.3.
In order to secure the Purchaser’s obligations to pay the Guaranteed Payment: the Purchaser will deposit at the closing of the transaction with a Trustee that will be agreed upon by Electra and the Purchaser (hereinafter – the “Trustee”); 8,200,000 (eight million and two hundred thousand) marketable shares of the Purchaser (hereinafter the “Collateral”). If the date of the Guaranteed Payment has arrived the Purchaser will pay to Electra the entire Guaranteed Payment in cash and the Trustee will release the Collateral to the Purchaser. If the Purchaser did not pay the entire Guaranteed Payment on time or the Guaranteed Payment was declared immediately payable, whichever is earlier of the two, the Trustee will act according to law to realize the Collateral and to transfer the realization consideration, up to the sum of the Guaranteed Payment, to Electra and this is without derogating from Electra’s right to the balance of the Guaranteed Payment, to the extent existing after the realization as mentioned. It is agreed that Electra will be entitled to accelerate the repayment of the debt and to declare it immediately payable before the Guaranteed Payment date (1) if one of the series of bonds of the Purchaser will be declared immediately payable and (2) if the net debt ratio to the Ebitda of the Purchaser exceeds 4.5 for 4 consecutive quarters or it exceeds 5 for one quarter. In the Detailed Agreement the covenants set forth in sub- section (2) will be set forth according to their language as this appears in the deeds of trust. At the request of Electra, the parties will examine the possibility of registering the Guaranteed Payment in the Tact Institutional and they will cooperate in connection with this. To the extent the Guaranteed Payment will be registered in the Tact Institutional as mentioned, sub- section (2) above will not apply.

1.1.1.4.
Electra will be entitled to assign all or part of its rights in connection with the consideration as mentioned in sections 1.1.1.2 and 1.1.1.3 above subject to receipt of the Purchaser’s prior written consent, which will not be refused except for reasonable reasons.

1.1.2.
The sum of 7.58 million NIS multiplied by the number of months (and fractures of months, as applicable) between the transaction closing date and December 31, 2020 (the “Free Cash Flow”) – shall be paid in cash at the transaction closing date.

1.1.3.
 The total amount of the Company's cash and cash equivalents (including deposits in banks and investments in securities) and after deducting financial debts (as defined hereafter) at the closing date of the transaction - shall be paid in cash at the closing date of the transaction.

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1.1.4.
The amount of the investment invested by the Company in the generation 5 shared network only from the date signing this Memorandum of Understanding to the transaction closing date, as presented to the Purchaser in the tax invoices of the various suppliers (the "Repayment of the Investment") - shall be paid in cash on the closing date of the transaction.

1.1.5.
Right before the closing date of the transaction, the Sellers will forward to the Purchaser a distribution table of the consideration, which will set forth the portion from the consideration that will be paid to each of the Sellers and to Trustee 102 for Gil Sharon (for some of his shares held by the Trustee) and for the other employees of the Company that hold options for the Company's shares, as well as details regarding the account numbers of each of the said entities for the purpose of making the payment attributed to them according to the table as mentioned. The amount of consideration that will be paid in favor of the option holders will be equal to the difference between the exercise price per share stipulated in the warrants issued to the option holders and the total consideration per share as mentioned in this agreement. For the avoidance of doubt, immediately after the closing of the transaction, all of the Company's issued share capital will be wholly and exclusively owned by Cellcom and no person shall have any right which can be exercisable or convertible into the Company's capital.

1.2.	The Object of the Sale:
1.2.1.
(a)100% of the issued share capital of the Company (fully diluted); (b) all the rights to the Company’s shares by virtue of the options granted to the employees (when they are fully vested); and (c) the Sellers’ rights to the repayment of the balance of the shareholders’ loans that they provided to the Company; when they are free and clear from any pledge, debt, lien or third party right.

1.2.2.	The Company is sold when it has zero loans from banking corporations or loans taken from financial institutions (hereinafter “Financial Debt”) at the closing date of the transaction.
1.2.3.
For the sake of avoiding doubt it is clarified that the balance of the loan that the Purchaser gave to Golan Telecom on April 6, 2017 (in the framework of the Partnership Agreement between the parties) including the interest that accrued for it and all the debt balances that were written in the financial statements of Golan Telecom towards the Purchaser following the partnership agreement as mentioned (as they are, including averaging for IRU passive), will not be considered as a financial debt of Golan Telecom.

1.2.4.
Subject to receiving the consent to the transaction according to any agreement to which the Company is party and which is material to its business, as the Sellers shall note to the Purchaser and which according to its terms requires consent to transfer the shares being purchased, to the Purchaser (“Material Third Party”), the transaction will not cause or confer to any third party the right of cancellation or a material change in the terms of a material contract, license or any other arrangement that Golan Telecom is party to (except with the Purchaser) and it will not result in the cancellation or in an adverse material change in the Company’s rights in any material asset or right that are available to Golan Telecom.

1.2.5.
The due diligence examinations did not produce any negative finding which materially adversely impacts the value of the Company compared to the information in relation to the operating results for 2019, which was delivered to the clean team before signing the Memorandum of Understanding.

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2.	Representations
2.1.	The Sellers represent that they hold all the issued share capital of the Company.
2.2.
The Sellers represent that the Company’s shares will be sold when they are free and clear from any pledge, debt, lien or third party right. Without derogating from the aforesaid, the parties are aware of the fact that some of Gil Sharon’s shares are held by Trustee 102.

2.3.
The Sellers and Golan Telecom represent that the financial statements of the Company for 2019 were prepared according to the IFRS rules, were prepared in accordance with the same principles according to which the financial statements of the Company were prepared for 2018 and they correctly reflect the Company’s status in accordance with these rules at the time they were prepared.

2.4.
The Sellers and Golan Telecom represent that as of the date of signing the Memorandum of Understanding the Company has acted in every material sense in accordance with the applicable law and it is not in material breach of any material agreement which it is party to and there are no material claims and/or demands and/or lawsuits of a third party (including a regulatory authority) regarding the Company's compliance with the provisions of the law and/or the provisions of any material agreement that the Company is party to, except as set forth in Appendix A.

2.5.
Each party represents that, subject to the terms for closing the transaction set forth in section 4, as of the date of signing this Memorandum of Understanding, there is nothing preventing it from entering into this Memorandum of Understanding or into a Detailed Agreement for the acquisition of the Company by the Purchaser.

2.6.
Each party represents that he has received all the approvals from his authorized organs which are required in order for it to enter into this Memorandum of Understanding and the execution of the transaction and that the signatories on its behalf who have signed this Memorandum of Understanding are authorized to bind it for all intents and purposes.

2.7.
The Purchaser declares that, at the closing date of the transaction and at the date of payment of the Guaranteed Payment, it will have the financial means necessary to execute the transaction according to its terms.

For the avoidance of doubt, Golan Telecom’s representations do not derogate from the Sellers' liability, and after the closing of the transaction the Sellers alone will be liable regarding the Company's statements as mentioned, all subject to the terms of the Detailed Agreement.

3.	Due Diligence Examinations and Negotiations towards a Detailed Agreement
The parties hereby agree and undertake that upon signing of this Memorandum of Understanding they will work quickly and diligently so that the purchaser shall perform due diligence to the Company, which will be completed within 30 days of the signing of this Memorandum of Understanding, which is essentially an accounting, (focusing on the revenue side) taxation and legal examination, and they will conduct negotiations towards the signing of a Detailed Agreement in respect to the transaction in accordance with the terms of this Memorandum of Understanding (the "Detailed Agreement") in good faith, quickly and diligently. The parties undertake to provide all the necessary resources for this purpose. It is clarified that since the Purchaser and the Company are competitors, the due diligence examinations will be performed by the clean team (as defined in the Confidentiality Agreement between the Purchaser and Golan Telecom dated December 18, 2019) (the "Confidentiality Agreement") and subject to its provisions only.

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THE BINDING VERSION IS THE HEBREW VERSION

4.	Detailed Agreement
The parties agree that the Detailed Agreement will include statements and representations (for the sake of avoiding doubt, in addition to the representations set forth in section 2 above), and customary terms in a transaction such as this, including:

4.1.
The representations of the parties to the transaction, as set forth in section 2 above, which are correct as of the date of signing the Detailed Agreement; and correct as of the closing date of the transaction. For the avoidance of doubt, it is clarified that representations included in sections 2.3 - 2.4 will be correct at the time they were made.

4.2.
Obtaining regulatory approvals for the transaction, including the approval of the Ministry of Communications, approval of the Commission of Competition without burdensome conditions, and the approval of a material third party (as this term is defined in section 1.2.4), which cannot be replaced without a cost to the Company that is not negligible, if existing. A burdensome condition for the purpose of this section means a change the impact of which on the merged Company’s value is not negligible. The parties agree in advance that if the Commissioner of Competition does not approve the transaction, an appeal will be submitted of this decision.

4.3.
The absence of adverse material changes in the Company’s status from what was reflected in the audited financial statements of the Company for 2019. Without derogating from the generality of the above, the parties agree that an adverse change of up to 15% in the Company's income in relation to its income in 2019 or in the amount of the subscribers at the time of the closing of the transaction compared to the amount of subscribers on December 31, 2019, as well as changes (even if they exceed the above-mentioned percentage) due to factors external to the Company affecting additional companies in the telecommunications industry proportionally will not be considered a material change for the purposes of the transaction.

4.4.
Working capital - the Company meets the payment terms to its suppliers and no material change was made by it of its own initiative in the payment terms of its suppliers and its customers after the signing of this Memorandum of Understanding.

4.5.
Notwithstanding the aforesaid, the parties agree that the amendment to the payment terms as mentioned in section 5 of the addendum to the partnership agreement to 150 days instead of 180 days is canceled. However, if the transaction is canceled, the said section 5 shall remain to be in force.

5.	No Shop and Interim Period
5.1.
The parties hereby undertake not to negotiate (including terminating negotiations with third parties, if existing), not to take any step to receive any offer from a third party and they will not offer any offer to a third party, they will not enter into any transaction regarding the acquisition of Golan Telecom shares, all or in part, the acquisition of Golan Telecom’s activities, its assets, or any other format of a transaction, and no action or step will be taken that can prevent or harm the transaction and/or the entering into the Detailed Agreement (including any action of the Purchaser to purchase a competitor of the seller or to merge with a competitor in the industry), and/or to change the transaction in any manner, and this is starting from the signing of this Memorandum of Understanding until the cancellation of the transaction, if canceled.

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THE BINDING VERSION IS THE HEBREW VERSION

5.2.
From the date of signing the Memorandum of Understanding and until the closing of the transaction (the “Interim Period”), the Sellers and Golan Telecom undertake that the Company will continue to operate in its normal course of business. Without derogating from the generality of the aforesaid, it is hereby agreed that in the interim period, the Company will be prohibited to undertake to grant an extraordinary bonus after the closing of the transaction or to perform a distribution to its existing shareholders after the closing of the transaction or to change in an extraordinary manner the remuneration of the Company’s employees, its directors, to enter into or cancel contractual engagements in material agreements and/or to change the terms of existing material agreements, to purchase/ sell activities or subsidiaries.

5.3.	The parties undertake to do their utmost to sign a Detailed Agreement within 30 days of the signing of the Memorandum of Association.
5.4.
As of the signing of this Memorandum of Understanding, the Parties shall act with determination and decisiveness to obtain all the approvals required for the closing of the transaction as soon as possible, including submitting within 15 days from the date of signing this Memorandum of Understanding (a) merger notices to the Economic Competition Authority and (b) an application to the Ministry of Communications to approve the transaction. It is clarified that the refusal of the Economic Competition Authority and/or the Ministry of Communications to handle such applications if submitted before the signing of a Detailed Agreement will not constitute a breach of the parties' obligations or of this Memorandum of Understanding.

5.5.
Notwithstanding the provisions in the loan agreement between the Purchaser and the Company of January 2, 2017 (hereinafter - the “Loan Agreement”), the Company may distribute a dividend to its shareholders without the need to repay the loan as stated in section 18 in the Amending Appendix to the Partnership and Use Agreement of March 2, 2017 (hereinafter – “Addendum to the Partnership Agreement”), and this is subject to (a) any amount that will be distributed as mentioned; after deducting tax and the amounts transferred to Trustee 102, will be invested in the Company by way of a shareholders’ loan; and (b) to the extent that the transaction will not be completed, the repayment of these shareholders’ loans shall be deemed to be a dividend payment for the purposes of section 18 of the Addendum to the Partnership Agreement.

5.6.
The Purchaser is aware that according to the Collective Agreement with some of the employees of a subsidiary of the Company, they may take steps that may harm industrial peace during the transaction which is the subject of this Memorandum of Understanding.

6.	General
6.1.
Even if the parties do not reach a Detailed Agreement, this Memorandum of Understanding will remain valid and it will bind the parties for all intents and purposes. For the sake of avoiding doubt, if the Detailed Agreement is not signed, the existing provisions in this section 4 above will be deemed as binding the parties by virtue of this Memorandum of Understanding and the closing date of the transaction shall apply within 7 (seven) days after the terms set forth in section 4 above have been fulfilled, according to the last one of them, to the extent they are fulfilled by the final date, as defined hereafter.

If the said terms have not been fulfilled by December 31, 2020 (the “Final Date”), this Memorandum of Understanding will terminate (or the Detailed Agreement, as applicable), including the parties’ obligations and rights under it, and this is except for sections 6.2, 6.3 and 6.4 whose provisions will continue to apply even after the Final Date. The aforesaid does not derogate from the rights and remedies of a party to this Memorandum of Understanding, arising from a breach of a party’s obligations in this Memorandum of Understanding, as a result of which the conditions for closing the transaction set forth in section 4 above were not fulfilled, or a Detailed Agreement was not signed.

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THE BINDING VERSION IS THE HEBREW VERSION

6.2.
The provisions of the Confidentiality Agreement will apply even to this Memorandum of Understanding, to the negotiations for entering into a Detailed Agreement and to everything connected to entering into the transaction and its performance. The Sellers hereby adopt the provisions of the Confidentiality Agreement and they shall be deemed a party to the Confidentiality Agreement. Subject to the provisions of any law, the parties will coordinate between them the immediate report regarding the signing of the Memorandum of Understanding and any additional report in respect to the progress of the transaction.

6.3.	The provisions of the Israeli law will govern this document and the competent court in Tel Aviv – Jaffa will have exclusive jurisdiction in respect to any matter arising and/or connected to it.
6.4.
This Memorandum of Understanding will not be considered as a contract that was made in favor of a party that is not party to it (hereinafter – “Third Party”) as mentioned in section 34 of the Contracts Law (General Part), 5733- 1973, and it does not confer to any third party a demand right and/or lawsuit by its virtue or by virtue of any of its sections or is provisions against any of its parties.

6.5.
Sums that a party to this Memorandum of Understanding owes to the other by virtue of this Memorandum of Understanding or by virtue of the Detailed Agreement, cannot be offset against other sums that that same party owes him by virtue of this Memorandum of Understanding or by virtue of the Detailed Agreement.

6.6.
Each of the Sellers and the Purchaser will pay his expenses and taxes (without derogating from the obligation to deduct withholding tax) in connection with the transaction (including VAT, if applicable, which will be added to any amount set forth above). For the sake of avoiding doubt, it is clarified that the aforesaid does not derogate from the provisions of section 1.1.

And in witness whereof the parties have signed:

Stamp and signatures	( - )
_______________________________________	________________________________
Electra Consumer Products (1970) Ltd.	Gil Sharon

Signatures	Stamp and signatures
_______________________________________	________________________________
Cellcom Israel Ltd.	Golan Telecom Ltd.